

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg
1-105 Kanda Jinbo-cho
Chiyoda-ku,
Tokyo, Japan 101-0051

> **Re: Internet Initiative Japan Inc.**
> **Form 20-F for the Year Ended March 31, 2010**
> **Filed on September 28, 2010**
> **File No. 000-30204**

Dear Mr. Watai:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the fiscal year ended March 31, 2010

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 63

1.   It appears that one of your directors, Takashi Hiroi, is affiliated with Nippon Telegraph and Telephone Corporation, a 30% shareholder of the company. Please tell us what consideration you have given to disclosing the nature of the relationship between Mr. Hiroi and the majority shareholder as a related party transaction and explaining whether the relationship is pursuant to a shareholder agreement. See Item 7.B of Form 20-F.

Akihisa Watai
Internet Initiative Japan, Inc.
February 8, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3453. If you require further assistance, please contact Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor